New Senior Bank Financing and Purchase of Australian minority interests

Amsterdam, The Netherlands - October 1st, 2002
Trader Classified Media N.V., a leader in classified advertising, announced today a new senior bank financing and the purchase of Australian minority interests.

New Senior Bank Financing

Trader Classified Media completed on 30th September 2002 a new senior bank credit facility that provides the Company with the flexibility to pursue strategic acquisitions in its key markets and which will reduce its financing costs. The new financing is being led by the German bank West LB AG, which is acting as lead arranger and facility agent.

The new credit facility, totalling euro 380 million, includes several tranches maturing in 7 to 9 years from closing and provides:

  An initial drawdown of euro 280 million at closing.
  An un-drawn revolving, acquisition facility of euro 75 million to provide the Company with the flexibility to pursue strategic acquisitions.
  An un-drawn working capital revolver facility of euro 25 million.

When compared to the previous credit facility, the overall cost of financing is approximately 275 basis points lower and the company will benefit from significant tax savings.

As a result of the new senior bank facility, the Company is using the drawdown proceeds to pay down existing gross debt of euro 193.9 million, to purchase the Australian minority interest for approximately euro 59 million and to pay euro 14.3 million for the unwind of interest and cross currency swaps. As previously announced, the euro 14.3 million cash cost for the unwind of the swaps and a non-cash charge of euro 6.3 million for deferred financing fees related to the previous credit agreement will have a one time impact on the Company's second half results.

Purchase of Australian minority interests

The drawdown under the new credit facility has also allowed the Company to complete the acquisition of the remaining 30.1% minority interest in the Trading Post Group in Australia for approximately euro 59 million. This purchase completes the merger of the Australian businesses and positions these operations for continued future growth. Following this purchase, the Company's net debt is estimated to be euro 240 million at closing and the Company will have euro 40 million available in cash.

John H. MacBain, President and Chief Executive Officer of Trader Classified Media commented: "This new financing will allow us the flexibility that we need to further develop our business, with lower interest rates and increased tax savings. We now have the funds necessary to pursue selective acquisitions to achieve our strategy of leadership in our chosen markets."

About Trader Classified Media

Trader Classified Media is a leader in classified advertising. The group was founded in Canada as a private company. Today, Trader Classified Media connects buyers and sellers through nearly 300 publications (more than 8 million readers per week) and over 60 web sites in 20 countries with more than 260 million page views in June 2002. Trader Classified Media has over 5,100 employees worldwide, of who over 2,100 are sales people. Trader Classified Media is listed on the NASDAQ (TRDR) and Premier Marche (First Market of the Paris Stock Exchange - Euroclear code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information:
PARIS CICOMMUNICATION 14, rue de Bassano 75116 Paris France	LONDON Rea-TMA Marketing Group 114 Lavenham Road London SW18 5HF UK
Analysts and Investors relations: Contact: Frederic Bourdon Tel: +33 (0)1 47 23 90 48 Fax: +33 (0)1 47 23 88 98 Email: bourdon@cicommunication.com	Analyst, Investor and Media Relations: Contact: Patrick Rea Tel: + 44 (0) 208 870 4976 Fax: +44 (0) 208 265 9718 Email: patrick.rea@rea-tma.com
Media relations: Contact: Stephanie Gruter Tel: + 33 (0)1 47 23 90 48 Fax: + 33 (0)1 47 23 88 98 Email: gruter@cicommunication.com

Forward looking statement
Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue," " is anticipated," "expectations," or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those identified in our Form 20-F, which is on file with the United States Securities and Exchange Commission. Such factors include risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to obtain financing for acquisitions or general corporate purposes on terms acceptable to us, our ability to respond to political and economic conditions generally in the global economy or specifically in the countries in which we operate including Russia and South America, the currencies in which we do business, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands and our branding strategy, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our ability to successfully execute our business strategy, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.